
OAK & EDEN
FINISHED WHISKEY
INVESTING IN OAK & EDEN
SERIES A5

THE GENESIS

Oak & Eden was birthed out of an ideal for innovation. By honoring tradition, yet pursuing an appeal for innovation, we decided to build a brand for the people that was designed with customization at the forefront.



SAY HELLO TO IN-BOTTLE FINISHING™

In-bottle finishing is the lifeblood of Oak & Eden. The process that allows all brand innovation to exist, and it's where our story begins.



THE SPIRE

5" LONG // 425MM SURFACE AREA

Rests in bottle for six weeks before distributing

Made from same species of oak as a barrel

INTELLECTUAL PROPERTY

+ 4 PROVISIONAL PATENTS

UTILITY PATENT

In-bottle finishing™

PATENT AWARDED

UTILITY PATENT

Spire

EXCLUSIVE LICENSE TO PATENT

DESIGN PATENT

Direction of resting spire

PATENT AWARDED

DESIGN PATENT

Bottle shape

PATENT AWARDED


OAK & EDEN
FINISHED WHISKEY
TOASTED OAK
BOURBON & SPIRE
BOURBON WHISKEY FINISHED WITH A TOASTED OAK SPIRAL
B019 0020
90
BOTTLED AT 45% ALC/VOL

MEET THE OAK & EDEN LEADERSHIP TEAM



JOE GIILDENZOPF
Cofounder, CEO

Seasoned entrepreneur & CEO. Started, run, and exited multiple businesses over 3 decades.



BRAD NEATHERY
Cofounder, CMO

Serial entrepreneur & former creative agency owner. Founder of Modern Huntsman with '21 exit.



CAMERON GAWLEY
Chief Growth Officer

Founder of Buzzshift (#10 on Inc 5000's Fastest Growing Private TX Companies '21). '21 exit.



JAMES CAMPBELL
SVP, Sales & Natl Accts

Former VP of Sales at Southern Glazer's Wine & Spirits. 26 year veteran sales leader in spirits industry.



Distribution footprint

10K+ RETAILERS

National distributors

RNDC, YOUNG'S

Chain retail partners

TOTAL WINE
WALMART
MEIJER
ALBERTSON'S
BEVMO
HYVEE
ROUSE'S
LIQUOR BARN
SCHNUCK'S
SPEC'S
GOODY GOODY

PLATINUM MEDAL
SIP AWARDS
2021

PLATINUM MEDAL
SIP AWARDS
2021

PLATINUM MEDAL
SIP AWARDS
2021

DOUBLE GOLD MEDAL
SIP AWARDS
2021

DOUBLE GOLD MEDAL
CIGAR & SPIRITS
2019

DOUBLE GOLD MEDAL
JOHN BARLEYCORN
2020

DOUBLE GOLD MEDAL
SIP AWARDS
2021

DOUBLE GOLD MEDAL
SUNSET MAGAZINE
2021

DOUBLE GOLD MEDAL
INTERNATIONAL
WINE & SPIRITS COMPETITION
2019

DOUBLE GOLD MEDAL
SAN FRANCISCO
WORLD SPIRITS COMP
2020

DOUBLE GOLD MEDAL
WHISKIES
OF THE WORLD
2020

DOUBLE GOLD MEDAL
SUNSET MAGAZINE
2019

DOUBLE GOLD MEDAL
CIGAR & SPIRITS
2020

GOLD MEDAL
WHISKIES
OF THE WORLD
2019

GOLD MEDAL
INTERNATIONAL
WINE & SPIRITS COMPETITION
2019

GOLD MEDAL
SUNSET MAGAZINE
2019

GOLD MEDAL
JOHN BARLEYCORN
2020

GOLD MEDAL
SAN FRANCISCO
WORLD SPIRITS COMPETITION
2021

DOUBLE GOLD MEDAL
SIP AWARDS
2021

GOLD MEDAL
CIGAR & SPIRITS
2021

GOLD MEDAL
TEXAS WHISKEY FEST
2019



GOLD MEDAL
CIGAR & SPIRITS
2019

GOLD MEDAL
NEW YORK
WINE & SPIRITS
2019

GOLD MEDAL
JOHN BARLEYCORN
2020

SIP AWARDS
GOLD MEDAL
2021
BOURBON & VINE

JOHN BARLEYCORN
GOLD MEDAL
2020
RYE & ALE

TEXAS WHISKEY FEST
GOLD MEDAL
2019
BOURBON & VINE

SIP AWARDS
DOUBLE GOLD
2020
ROUND PRAIRIE RYE

DENVER INTL SPIRITS COMP
GOLD MEDAL
2020
BOURBON & VINE

FIFTY BEST
GOLD MEDAL
2019
RYE & SPIRE

JOHN BARLEYCORN
GOLD MEDAL
2020
RYE & RUMBA

This is a legitimate innovation and one to get excited about.	Forbes
Oak & Eden bridges the gap between tradition and innovation.	D
In a perfect world, I'd have a sip of everything Oak & Eden makes.	cassius
Top 10 whiskeys in the US.	UPROXX
Best campfire whiskey.	MEN'S JOURNAL
This whiskey finished with rum-soaked oak is perfect for Fall.	GEAR PATROL

INDUSTRY POSITIONING

US whiskey to outperform vodka in US by 2023 and continue thru 2026


Rum
8.3%
Brandy
5.8%
Gin
4%
Flavored
9.2%
Tequila
10.7%
Vodka
31.2%
Whiskey
30.8%

2021


Rum
6.3%
Brandy
5.3%
Gin
3.7%
Flavored
8.6%
Tequila
14.4%
Vodka
27.8%
Whiskey
33.8%

2026 FORECAST

ULTRA PREMIUM US WHISKEY IS THE **FASTEST GROWING CATEGORY** IN THE MARKET


OAK & EDEN
IN-BOTTLE FINISHED
ANTHRO SERIES
Bourbon & Vanilla

US WHISKEY GROWTH '19-'21

5.9%

ULTRA PREMIUM US WHISKEY GROWTH '19-'21

30.6%

OAK & EDEN IS THE

#1 FASTEST GROWING ULTRA PREMIUM WHISKEY BRAND IN THE US

WITH A 167% CAGR FROM YEARS 2018 - 2021

DATA PROVIDED BY IWSR

CASE DEPLETIONS

BY YEAR '18-'23

Six count cases


1,875
6,974
10,386
27,032
33,372
42,000
2018
2019
2020
2021
2022
2023E

INSPIRED SERIES

WHISKEY + WOOD

SIP AWARDS 2021
SUNSET MAGAZINE 2021
CIGAR & SPIRITS 2021
WHISKIES OF THE WORLD 2019
INTERNATIONAL WINE & SPIRITS COMPETITION 2019
INTERNATIONAL WINE & SPIRITS COMPETITION 2019
TEXAS WHISKEY FEST 2019


OAK & EDEN
FINISHED WHISKEY
BOURBON & SPIRE

BOURBON & SPIRE

Bourbon whiskey finished with a toasted American Oak spire

INTERNATIONAL WINE & SPIRITS COMPETITION 2019
SIP AWARDS 2021
INTERNATIONAL WINE & SPIRITS COMPETITION 2019
JOHN BARLEYCORN 2020
SUNSET MAGAZINE 2019


OAK & EDEN
FINISHED WHISKEY
RYE & SPIRE

RYE & SPIRE

Rye whiskey finished with a charred American Oak spire

SIP AWARDS 2021
SIP AWARDS 2021
SAN FRANCISCO WORLD SPIRITS COMPETITION 2021


OAK & EDEN
FINISHED WHISKEY
WHEAT & SPIRE

WHEAT & SPIRE

Wheated bourbon finished with a toasted French Oak spire

SIP AWARDS 2021


OAK & EDEN
FINISHED WHISKEY
TORCHED OAK
4 GRAIN & SPIRE

4 GRAIN & SPIRE

Four grain bourbon finished with a toasted American Oak spire

INFUSED SERIES

WHISKEY + WOOD + INFUSION

DOUBLE GOLD MEDAL
SUNSET MAGAZINE
2019

DOUBLE GOLD MEDAL
JOHN BARLEYCORN
2020

DOUBLE GOLD MEDAL
CIGAR & SPIRITS
2019

DOUBLE GOLD MEDAL
CIGAR & SPIRITS
2020

GOLD MEDAL
NEW YORK
WINE & SPIRITS
2019


CABERNET STEEPED OAK
OAK & EDEN
FINISHED WHISKEY
CABERNET STEEPED OAK
BOURBON & VINE
B044
0243
90

BOURBON & VINE

Bourbon finished with a Cabernet soaked French Oak spire

DOUBLE GOLD MEDAL
SAN FRANCISCO
WORLD SPIRITS COMP
2020

DOUBLE GOLD MEDAL
WHISKIES
OF THE WORLD
2020


COFFEE STEEPED OAK
OAK & EDEN
FINISHED WHISKEY
COFFEE STEEPED OAK
BOURBON & BREW
B009
90

BOURBON & BREW

Bourbon finished with a cold brew coffee soaked French Oak spire


RUM SOAKED OAK
OAK & EDEN
FINISHED WHISKEY
RUM SOAKED OAK
RYE & RUMBA
B003
0761
90

RYE & RUMBA

Rye finished with a Caribbean rum soaked American Oak spire


HONEY SOAKED OAK
OAK & EDEN
FINISHED WHISKEY
HONEY SOAKED OAK
WHEAT & HONEY

WHEAT & HONEY

Wheated honey finished with a honey soaked American Oak spire

ANTHRO SERIES

Customization with celebrities & musicians.



FORRIE J SMITH

ACTOR – YELLOWSTONE

340,000+ FOLLOWERS

COMMUNITY

ACTIVATION

Oak & Eden's retail initiative was birthed out of a desire to create a new breed of tasting room, where the attention was not focused on the legacy of the brand, but rather the possibilities of consumer creation.

- ☑ Custom bottle creation experience
- ☑ Extensive craft cocktail bar
- ☑ Merchandising, cross-sell, and upsell opps
- ☑ Built to scale across all major markets

OAK & EDEN FLAGSHIP | BRIDGEPORT, TX | LAUNCHED JAN '21


OAK & EDEN
OAK & EDEN
OAK & EDEN


OAK & EDEN
SCREEN PRINTING
OAK & EDEN




THE
Library


OAK & EDEN FLAGSHIP | BRIDGEPORT, TX

ACTIVATING COMMUNITIES

FORT WORTH

We're not just creating tasting rooms. We are activating communities. Scaling from Bridgeport to Fort Worth, and beyond, Oak & Eden Clearfork will exist as the blueprint for a in-person experience model that will allow the brand to active in communities nationwide.


OAK&EDEN

FUTURE LOCATION EXPANSION TARGETS

Dallas, TX
Houston, TX
Nashville, TN
Atlanta, GA
Charlotte, NC
Scottsdale, AZ


OAK & EDEN




Library


OAK & EDEN
BOURBON & SPIRE

OAK & EDEN CLEARFORK | FORT WORTH, TX

CONSUMER CUSTOMIZATION

WHISKEY CUSTOMIZER

In early 2023, Oak & Eden launched the industry's first product customization engine we call the Whiskey Customizer. This tech allows consumers to customize their very own bottle of whiskey and have it shipped direct to their door.


RESET
WHISKEY
BOURBON
FOUR GRAIN BOURBON
RYE
WHEATED BOURBON
PROOF
90 PROOF
114 PROOF
SPIRE
AMERICAN OAK
FRENCH OAK
INFUSION
COFFEE
HONEY
VANILLA
MAPLE SYRUP
GRAPEFRUIT LIQUEUR
PINEAPPLE LIQUEUR
ORANGE LIQUEUR
BLACKBERRY LIQUEUR
CABERNET
PORT WINE
RUM
NO INFUSION
OAK & EDEN
FINISHED WHISKEY
Bourbon & Coffee

FEATURED IN

Robb Report
food network
InsideHook

DIGITAL STATS


OAK&EDEN

AUDIENCES

INSTAGRAM	29,000+ Followers
TIKTOK	20,000+ Followers
FACEBOOK	17,000 Followers
EMAIL SUBS	150,000+ Subscribers GROWING 3-5% MO/MO

DIGITAL TRAFFIC

WEBSITE	190,000+ Mo Unique GROWING 10% MO/MO
AGE	50% 35-54 y/o
GENDER	59% M / 41% F
PAID SEARCH CTR	25% IND AVG 5-8%

MARKET ACTIVITY IS STRONG WITH NO END IN SIGHT.

Target	Date	Buyer	EV	Cases Sold	Rev in MM (est)	Multiple
PENELOPE BOURBON	MAY 23	MGP	$215MM	-	-	-
CODIGO	OCT 22	Pernod Ricard	$500MM	-	$58	8.5X
BALCONES	OCT 22	Diageo	-	15,000	-	10X
WILDERNESS TRAIL	OCT 22	Campari	$600MM	-	$57	10.5X
GIN MARE	SEP 22	Brown Forman	$400MM	-	$26	15X
HOWLER HEAD	AUG 22	Campari	$100MM	50,000	$6	15X
HORSE SOLDIER	JUL 22	E&J Gallo	-	-	-	10X
AVIATION GIN	AUG 20	Diageo	$610MM	100,000	$28	21.8X
KYOTO DISTILLERY	MAR 20	Pernod Ricard	$52MM	-	$4	12.6X


OAK & EDEN
FINISHED WHISKEY
Thank God for
GOOD WHISKEY!